Exhibit 99.1

TechFaith Announces Board of Directors Changes

Beijing, China, November 23, 2016 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced the appointments of Dr. Jy-Ber Gilbert Lee as an Independent Director and Mr. Yibo Fang as a director on the Company’s Board of Directors. Dr. Lee replaces Hung Hsin (Robert) Chen, as an Independent Director, who resigned for personal reasons after serving in this capacity since 2005. Mr. Chen’s decision is not the result of any dispute or disagreement with the Company or its Board of Directors on any matter relating to the Company’s operations, policies or practices. Dr. Lee will also serve as a member of the Board’s Compensation and Auditing Committees.

Dr. Jy-Ber Gilbert Lee has served as the Company’s Director since May 2005 and as the Company’s President and Chief Operating Officer from February 2006 to August 2008. The Board of Directors of the Company reviewed the independence of Dr. Lee and determined that he satisfied the “independence” requirements set forth in Nasdaq Stock Market Rule 5605(a)(2) and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934. Prior to joining TechFaith, Dr. Lee was the Deputy General Manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group, and was Managing Director of Sales of China Netcom Corp. from June 2001 to February 2004. Dr. Lee previously held the positions of Vice President at Motorola Inc., and Deputy General Manager of Global Telecom Solutions, Greater China. Dr. Lee received a bachelor’s degree in mechanical engineering from the National Taiwan University in 1977, and a master’s degree in energy engineering and a Ph.D. in mechanical engineering from the University of Illinois in 1980 and 1984, respectively.

Mr. Yibo Fang currently serves as the Company’s Chief Technology Officer, after holding the position of Vice President and Chief Technology Officer of TechFaith China from August 2002 to March 2005. Prior to joining the Company, Mr. Fang held hardware engineering positions at Motorola (China), Beijing Sino-Electronics Future Telecommunication R&D, Ltd. and at ZT Telecom. Mr. Fang received a bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.

Mr. Defu Dong, Chairman of TechFaith, said, “We appreciate the many valuable contributions Robert Chen has made to TechFaith since 2006. We wish him and his family all the best. We are using this opportunity to further strengthen our Board and expect to benefit from the counsel of Dr. Lee and Mr. Fang as we work with the Company’s management on the execution of its business strategy. We are confident that the business model will deliver greater value to shareholders as the assets held are more properly valued for their cash flow potential and the higher appreciated value of the land and buildings in the Company’s portfolio. We also expect the Company will continue to execute on the revitalization of its mobile phone business.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “We are very happy that Dr. Lee has agreed to take on the important role as an Independent Director with our Company. He is in the unique position of having intimate knowledge of our business strategy and intellectual property portfolio, along with an impressive professional track record at one of the world’s largest wireless companies. This will allow him serve as a valued resource to the Company as we work to accelerate development of our company’s mobile phone business. Mr. Fang boasts a diverse background having served as our Company’s CTO and as an executive at some of China’s most dominant wireless and telco equipment companies. These appointments serve to further validate the momentum we are building in our business and our commitment to achieving long-term growth in revenue and profitability.”

About TechFaith

TechFaith (NASDAQ: CNTF) is a China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets for consumers and enterprises under both our customers’ and our own brands, as well as on the sale of finished products to local and international customers. Starting in 2008, we began investing in the construction of buildings and facilities to expand our real estate portfolio in China as part of our growth and diversification strategy. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com